

OFFERING MEMORANDUM

facilitated by



Mindful Mutt

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Mindful Mutt
State of Organization	MA
Date of Formation	02/10/2021
Entity Type	Limited Liability Company
Street Address	136 Shaw St Apt 2, Braintree MA, 02184
Website Address	www.themindfulmutt.com

(B) Directors and Officers of the Company

Key Person		Deanna Anderson
Position with the Company		
	Title	Owner
	First Year	2021
Other business experience (last three years)		• **Owner** (*The Mindful Mutt, April 2018 - Present*) -The Mindful Mutt provides 5-star service to all of our clients by providing fun, safe, clean, healthy pet care in Brighton, Brookline, and surrounding areas. - We put our clients first with personalized services, flexible scheduling options, and high-touch communication. Our clients' pets

become part of our family and are given the love and affection they deserve.

- Office Manager & Executive Assistant to CEO (*Silverthread, Inc. January 2018 - August 2019*)

- Senior Administrative Assistant to Executive Director and Leadership Team (*Biomedical Engineering, Brigham & Women's Hospital January 2017 - January 2018*)

  - The Biomedical Engineering Department at Brigham & Women's Hospital is driven to provide and maintain efficient and innovative patient care technology solutions as a hospital-wide technology resource.

  - As the department's Senior Administrative Assistant, I provide administrative support to Executive Director of Biomedical Engineering and the leadership team including calendar management, conference room management, business travel, and presentation preparation.

  - I also assist with administrative and policy communication & implementation for all 41 members of the Biomedical Engineering Department with regard to employee trainings and documentation, HR and hospital policy requirements, on-boarding of new employees, and specific department-wide initiatives.

  - I am responsible for processing expenses/reimbursements/purchase orders/e-checks, as well as accurately accounting for all employees' weekly payrolls, meticulously planning small (internship tours and info sessions) and large (MGH and BWH Annual Summer Outing) events, tracking employee certifications and HR requirements, managing numerous

	projects simultaneously, and scheduling for holiday vacations, on-call rotations, etc..
	- Through collaboration with the department's Administrative Assistant, I ensure proper office management and a welcoming environment within the Biomedical Engineering Administrative Offices for all hospital employees and visitors.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Deanna Anderson	100%

(D) The Company's Business and Business Plan

Target Market

Our clients are interested in the services offered by The Mindful Mutt because they care immensely about their pets' wellbeing. They will be able to price compare to see that we are a good value at a reasonable price, but offer their dogs a wider range of services to contribute to their wellbeing in a holistic manner.

- The Professional: Our clients work long days and feel guilty leaving their dog at home all day, without bathroom breaks, exercise or companionship. Some of our clients feel forced to leave their dogs in sub-par daycare facilities simply because they need to be supervised, which is exactly how these daycares are constantly booked and crowded. A dog who needs supervision most definitely needs structured care and training during their daycare stay, also. Without the wide range of services that The Mindful Mutt offers, our competition won't be able to compete. Our clients can tell that their dog had a fulfilling, rewarding, safe and fun day at The Mindful Mutt but the difference in their personality when they come home, and also by observing them on the live-stream via our website.
- The Traveler: Our clients also travel, including local day-trips, weekend getaways, and extended vacations. They worry about the transparency and communication from the caregivers of their dogs when they leave them. We solve this problem by giving daily e-mail updates and photos, uploads to Instagram and Facebook (posts, stories and live), live-steam via our website, and through our messages in our PetPocketbook software.
- The Learning Dog Parent: Canine and human communication is not as obvious or common-sense as many people believe. The number of unprepared and frustrated humans with dogs seen at any local dog park is mind-boggling. Our socialization classes, group training classes, and one-on-one training not only teach dogs new skills, but people, too! The Mindful Mutt offers a variety of resources for both first-time dog owners or experienced pet parents

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looking to strengthen their bond with their dog. We provide a solution by providing many types of training methods, not simply sticking to one tactic, as we believe every dog has a different need for becoming a well-rounded, happy, safe dog.

The Team

Deanna Anderson, Founder & Owner

- BS, Human Services 2012

- Three years full-time pet care experience as owner of The Mindful Mutt

- Experience in marketing, sales, and administration

- Pet First Aid and CPR Certified (Red Cross)

- International Association of Animal Behavior Consultants, Member

- Certified Dog Trainer (will soon be certified after passing exam)

- Over three years of full-time experience running The Mindful Mutt, caring for dogs, cats, and other small animals while building a clientele of over 200 clients

- Industry experience in administration, sales, marketing, community events, customer relationships, luxury markets, pet care, real estate development, project management

- Supervised team members including interns, staff, and independent contractors

- Dog, Cat, Gecko & Frog Parent

Our Mission: Holistic Dog Care that Gives Back.

The Mindful Mutt's mission is to provide our clients with peace-of-mind and their pets with holistic wellness. We give back through community involvement including therapy dog visits, foster dog sponsorship, and dog safety education for children.

- Holistic Wellness - addressing physical and mental health by providing various types of care including, but not limited to, physical exercise, appropriate socialization with humans and dogs, brain games and puzzles, training, grooming, and sensory experiences.
- Passionate Pet Care - Providing for the dogs comes first, which is why we are designing our facility and using best practices that ensure the best for every client's pets
- Safe and Healthy - The health and safety of both employees and dogs are of utmost importance. Daily sanitization and cleaning protocols followed. All pets will be required to have vaccinations and fecal tests. Temperment testing for all dogs prior to admittance in The Mindful Mutt daycare or boarding. Separate areas for dogs of different sizes and temperaments.
- Giving Back - As part of our local community, The Mindful Mutt gives back through three main avenues: dog safety education for children, therapy dog training and volunteering, and foster dog sponsorship.
- Continuing Education - Everyone from entry-level staff to owner expands knowledge on animal welfare, pet care, and animal behavior modification. Guest speakers for staff meetings and special training will be provided for all employees.
- Fostering a Culture of Growth - When it comes to our clients, we set their dogs up for success. When it comes to our employees, we do the same. The Mindful Mutt will foster

growth in areas specific to the individual, offering performance reviews and strategic goals. Opportunities for staff to advance and engage in special projects are ample. We want to keep great employees, but also understand there is likely a next-step after The Mindful Mutt, which we accept as true and valid.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	May 5, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$90,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Renovation expenses	$56,000	$58,100
Advertising	$1,100	$3,000
Technology Equipment	$500	$5,000
Sanitizing Machine	$0	$4,000
Air purifiers / sanitizers	$0	$1,600
1 Month Payroll for First 3 Employees	$9,600	$9,600
Grooming Salon Equipment	$3,300	$3,300
Mainvest Compensation	$4,500	$5,400
TOTAL	$75,000	$90,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	4.0 - 4.8%[2]
Payment Deadline	2027-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.56%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.0% and a maximum rate of 4.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	4.0%
$78,750	4.2%
$82,500	4.4%
$86,250	4.6%
$90,000	4.8%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Deanna Anderson	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

The Mindful Mutt was established in February 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

The Mindful Mutt forecasts the following milestones:

- Secure lease in Boston, MA by April 2021.

- Hire for the following positions by June 2021: Supervisor, Dog Caretakers, Overnight Dog Caretaker, Dog Trainer(s), Groomer

- Achieve $650,000 revenue per year by 2023.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$592,205	$651,425	$708,846	$765,961	$788,940
Cost of Goods Sold					
Gross Profit	$592,205	$651,425	$708,846	$765,961	$788,940
EXPENSES					
Utilities	$4,800	$4,920	$5,043	$5,169	$5,298
Salaries	$213,259	$234,584	$255,261	$275,828	$284,102
Insurance	$4,000	$4,100	$4,202	$4,307	$4,414
Maintenance	$2,400	$2,460	$2,521	$2,584	$2,648
Web services	$3,000	$3,075	$3,151	$3,229	$3,309
internet & phone	$1,440	$1,476	$1,512	$1,549	$1,587
Kennel License	$60	$61	$62	$63	$64
Bookkeeping	$3,000	$3,075	$3,151	$3,229	$3,309
Rent	$10,350	$10,608	$10,873	$11,144	$11,422
Operating Profit	$349,896	$387,066	$423,070	$458,859	$472,787

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify

you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V